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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                        Press Release issued on September 27,  2001
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         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                     Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No    X

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.     Press Release dated September 27, 2001 (# 29/01)
2.     Supplemental Disclosure dated September 25, 2001.
3.     Backgrounder


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                                [GRAPHIC OMITTED]


September 27, 2001                                                        29/01

For immediate release                                               Page 1 of 2


                          QUEBECOR WORLD INC. ACQUIRES
                  HACHETTE FILIPACCHI PRINTING ASSETS IN EUROPE


Montreal, Canada--Quebecor World Inc. announced today it has signed a binding agreement pending regulatory approval to purchase the European printing assets of Hachette Filipacchi Medias. The assets include printing and bindery facilities in France and Hachette's 50% ownership of Helio Charleroi in Belgium. Compagnie Nationale a Portefeuille (CNP) will retain it's 50% ownership of the facility for the next three years.

"We continue to grow on a continental basis with assets in France, Spain, Austria, Sweden, Finland, the U.K and now Belgium. This purchase will significantly strengthen our European platform," said Charles G. Cavell, President and CEO of Quebecor World Inc. "As well as buying printing facilities from Hachette we are also extending our strategic partnership with them by means of long-term enabling contracts that will benefit both our businesses. These new contracts make Hachette one of our leading global magazine customers. We work with them in Europe, North America and Latin America. In addition this will continue to strengthen and support the development of our global sales initiative. This is a win-win transaction for both companies."

Hachette Filipacchi Medias is one of the world's top publishers with 210 magazine titles in 34 countries. It is the number one magazine publisher in Europe. As part of the transaction Hachette is entering into long-term agreement with Quebecor World to print many of its magazines. The estimated value is $US 400 million over the term of the contracts, excluding paper.

"This transaction is consistent with Quebecor World's historic growth strategy of buying printing assets of publisher/printers as they decide to concentrate on their core businesses," added Mr. Cavell. "We will continue to pursue this strategy on all three continents in which we operate."

The plants in France and Belgium operate long-run gravure presses and print a combination of magazines, catalogs, and retail inserts. Some of the magazine titles include Paris Match, Elle, Parents, Tele 7 Jours and TV Hebdo which are two of the largest weekly magazines in France with circulations of three and two million respectively. CNP (Compagnie Nationale a Portefeuille) will partner with Quebecor World for three years in the Charleroi facility. CNP is a public investment firm controlled by the Frere family of Belgium.

The purchase price also includes the acquisition of two bindery and distribution operations in the Paris region, one of which will be operated as a joint venture with Hachette. Both these facilities do finishing work for Hachette and several other publishers.

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                                                                    Page 2 of 2

"This is a very important transaction for Quebecor World Europe," said Vincent Bastien, President and CEO, Quebecor World France. "The addition of the Hachette equipment to our existing platform in France will allow us to schedule Hachette magazines for multi-plant manufacturing in order to reduce delivery time. This is a key strategic alliance that will significantly improve our service to the French market and our ability to meet shareholder expectations."

The transaction is subject to necessary regulatory approval.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

For further information, please contact:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

Vincent Bastien
President and CEO
Quebecor World France
+33 1 55 62 11 22

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                                [OBJECT OMITTED]

                 Supplemental Disclosure - September 25th, 2001

       Acquisition of European Printing Assets of Hachette Filipacchi S.A.


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                              TRANSACTION RATIONALE
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o    Strengthens strategic alliance with one of the world's leading global publishers and the largest magazine publisher in Europe.

o Establishes IQW as the only printer capable of servicing Hachette's global print needs (North America, Europe, Latin America).

o Complements IQW's existing long term strategic relationship with Hachette in North America (where Hachette is one of IQW most significant magazine customers and where IQW is its core print supplier, spanning 15 titles which include Woman's Day, Elle, Car and Driver, Road and Track)

o Secures partnership with Hachette as it expands its global reach in Latin America (IQW currently prints Elle magazine for Hachette in Chile, as well as numerous books from its facilities in Mexico and Columbia)

o Provides Hachette with a unique multi-plant gravure platform in France and Belgium which will reduce its costs and improve its time to market (critical in the kiosk-driven market)

o Creates a stable, on-going relationship and revenue base through long term enabling contract

o Creates opportunity for cost reductions which are not available to Hachette as current owner

o Increases bindery and logistics capabilities in France to reduce sub-contracting and create full service capabilities for print customers in continental Europe

o Reinforces IQW's successful approach at developing global sales relationships

o    Capitalizes on an attractively priced investment opportunity

o Positions IQW to provide gravure print alternative to current sole gravure supplier in the U.K. by exporting from Charleroi.

o Clearly establishes IQW as the dominant supplier in the high-margin gravure printing process in France, with over 75% of the country's gravure production capacity.

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 DESCRIPTION OF ASSETS TO BE ACQUIRED
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o    Acquire 2 modern gravure facilities and additional finishing capacity

o    100% of Helio Corbeil (France)
o    50% and management control of Helio Charleroi (Belgium)

     o    other 50% held by Albert Frere Compagnie Nationale a Portefeuille

          o provides local market presence in order to ensure successful ownership transition
          o    IQW to have control through shareholders' agreement

     o Addition of 7 new gravure presses, 4 of which are in France. Total number of IQW gravure presses in France now at 15, out of a total of 21.

     o Markets served: Catalog, retail, magazines (incl. Paris Match, Elle, Parent, Tele 7 Jours)

     o Significant portion of current production output dedicated to Hachette publications

     o    Total IQW gravure presses in France now

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LONG TERM PRINTING CONTRACT WITH HACHETTE-FILIPACCHI ("H-F")
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o    10 year agreement (5+5)

o    Valued at $400 million over life of contract for all existing H-F work

o    Right of first refusal on all new H-F work in Europe


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FINANCIAL HIGHLIGHTS (2000 PRO FORMA)
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Purchase consideration                $ 65 million (incl. assumption of debt)

Sales                                 $ 135 million (excl. 50% minority)

EBITDA                                $15-$16 million (pre-synergies)

Implied multiple                      4.1 - 4.3 (pre-synergies)

Incremental investment                $15 - $20 million

EPS accretion                         Approx. 3 (cent) annualized

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QUEBECOR WORLD
HACHETTE FILIPACCHI



                       Quebecor World Inc. to purchase
                Hachette Filipacchi Printing Assets in Europe




                                Backgrounder

                                 August 2001

                                                          [QUEBECOR WORLD LOGO]

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QUEBECOR WORLD
HACHETTE FILIPACCHI



HACHETTE FILIPACCHI MEDIAS - A STRATEGIC PARTNER

Hachette Filipacchi Medias, active in 34 countries, is Europe's number one magazine publisher:

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o 210 titles;
o including, to cite only a few: 31 editions of ELLE, 15 editions of ELLE DECORATION, 11 editions of CAR AND DRIVER and associated magazines, 8 editions of PREMIERE and associated magazines, 4 editions of PARENTS and associated magazines, 4 editions of QUO.
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It is the leading magazine publisher in France.

It ranks 3rd in the United States for special interest magazines.

Quebecor World is already Hachette's premier printer in North America. The expansion of our relationship in Europe further demonstrates our global reach serving customers on several continents.

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QUEBECOR WORLD
HACHETTE FILIPACCHI



IN FRANCE, HACHETTE FILIPACCHI MEDIA IS ALREADY ONE
OF QUEBECOR WORLD'S LARGEST CUSTOMERS FOR PRINTING OF
COVERS AND INSIDE PAGES OF SOME OF ITS MOST POPULAR TITLES:


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         Maximal                       Onze Mondial
         DVD Magazine                  Photo
         Elle Decoration               Journal de Mickey
         Jeune et Jolie                Tele 7 jeux
         L'Echos des Savannes
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QUEBECOR WORLD
HACHETTE FILIPACCHI



WITH THE ACQUISITION OF THE HACHETTE FILIPACCHI MEDIAS
PRINTING FACILITIES AND THANKS TO THE NEW PARTNERSHIP,
QUEBECOR WORLD WILL ALSO PRINT:

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         Titles                        Circulation
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         Tele 7 jours                  3 million weekly
         TV Hebdo                      2 million weekly
         Elle                          359,000
         Parents                       378,100
         Paris Match                   828,600
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MARKET SHARE OF MAGAZINE MARKET FOR QUEBECOR WORLD FRANCE.

            Before acquisition                After acquisition
                   35%                                50%

Magazines       [PIE CHART]                       [PIE CHART]

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QUEBECOR WORLD
HACHETTE FILIPACCHI



QUEBECOR WORLD AND HACHETTE A POWERFUL PARTNERSHIP


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Quebecor World is extending its strategic partnership with Hachette via a magazine printing agreement which will benefit both companies over the long term.

The main agreement covers all of the work currently undertaken by Hachette Filipacchi Medias with Helio Corbeil, Graphic Brochage, BHR and E2G.

The initial term is 5 years with a 5 year right of extension; the value of this agreement applied over a 10-year period is estimated at $400 million.
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4                                                         [QUEBECOR WORLD LOGO]

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QUEBECOR WORLD
HACHETTE FILIPACCHI



FRANCE: LEADING MAGAZINE MARKET


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     Population of France:  59 million, 65% between ages 15 and 64.
     Population of Belgium: 10 million, 66% between ages 15 and 64.
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The periodical press is flourishing. With 1,354 copies sold for each 1000 residents, FRANCE HAS THE WORLD'S HIGHEST LEVEL OF MAGAZINE READERSHIP.

Among the Top 100 magazines in France, six have a circulation of over one million and eight of over 500,000 copies.

-"PROFILE OF FRANCE" PRINTED BY THE FRENCH MINISTRY OF FOREIGN AFFAIRS
  EMBASSY OF FRANCE IN THE US - FEBRUARY 26, 2001

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QUEBECOR WORLD
HACHETTE FILIPACCHI



QUEBECOR WORLD PRINTS 28 OF THE TOP 100 MAGAZINES IN FRANCE

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TV Magazine                         Maxi Cuisine
Tele Loisirs                        Rustica
Pleine Vie                          Marie-Claire Idees
Telerama                            Mieux Vivre Votre Argent
Telecable Satellite Hebdo           Top Famille
Tele Magazine                       Tele K7
Figaro Magazine                     Le Nouveau Detective
Figaro Madame                       VSD, Girls!
Top Sante                           Ca M'interesse
Marie-Claire                        Star Club
L'Equipe Magazine                   Marie France
Nous Deux                           L'Automobile Magazine
Auto Plus                           Marianne
Action Auto Moto                    Investir
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QUEBECOR WORLD
HACHETTE FILIPACCHI



FRANCE: LEADING MAGAZINE MARKET

The 10 magazines with the largest circulation in France are weeklies and 7 of them are television magazines. With the acquisition, Quebecor World will begin printing 3 of these 10 magazines: TELE MAGAZINE, TELE LOISIRS and VERSION FEMME, and we already print another weekly for Hachette, TELE 7 JEUX. Weekly magazines have the highest average circulation per issue, driven by the Television Press.

READERS OF MASS CIRCULATION MAGAZINES IN FRANCE:

96% of people over age 15 in France read at least one magazine during the last publication period (less than 8 days for a weekly and less than 15 days for a bi-monthly). On average, 187 issues are read per year per individual. 86% at home.

- Source - AEPM - 1999/2000 results

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QUEBECOR WORLD
HACHETTE FILIPACCHI



MAGAZINE ADVERTISING: A GROWING DEMAND

France ranks 3rd in Europe for mass media advertising, behind Germany and the United Kingdom, and 5th in the world, the top two countries being the United States and Japan.

- Source: US Dept of State and US Foreign Commercial Service

Print advertising accounts for a total of $205 billion for the United States, Canada, Europe and Latin America combined. This figure represents more than double the total for television, and is far ahead of radio/outdoor and Internet advertising.

Advertising expenditures in Europe, 2000 (millions of $)

          Print           $76,560
          Television      $28,546
          Radio/Outdoor   $9,877
          Internet        $787

                         [pie chart]

Source: Universal McCann, Paul Kagan Associates, Zenith Media, Canadian Marketing Association, European Mail Order Trade Association, American Business Association, Wilkofshy Gruen Associates - * Newpapers (including inserts), magazines, direct mail

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QUEBECOR WORLD
HACHETTE FILIPACCHI



ADVERTISING GROWTH

Advertising in European magazines has undergone double-digit or high single-digit growth since 1996.

                                ADVERTISING

                                [pie chart]

1995 11943
1996 12406
1997 14183
1998 15355
1999 16598
2000 17800

Source: Zenith Media, Wilkofshy Gruen Associates

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QUEBECOR WORLD
HACHETTE FILIPACCHI



EXPANDING QUEBECOR WORLD'S GRAVURE NETWORK

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Quebecor World is acquiring 100% of the Hachette facility in Corbeil, located near Paris, and the 50% share held by Hachette of a Belgian facility located near Charleroi. La Societe CNP - a public investment firm controlled by the Frere family of Belgium - will be Quebecor World's partner in the Charleroi facility.
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These facilities expand Quebecor World's high-capacity gravure presses that print a variety of magazines, catalogs and advertising inserts.

Modern high-speed presses in Charleroi and Corbeil will increase Quebecor World's European gravure capacity by almost 50%

Due to the high investment cost gravure capacity is more limited on a global basis. For long runs it is more efficient than offset and customers prefer long-term agreements with higher returns.

Hachette transaction increases percentage of Quebecor World France's net sales in gravure.

Before acquisition 50%                   After acquisition 60%

    [pie chart]                                [pie chart]

Net Sales in gravure                     Net Sales in gravure

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QUEBECOR WORLD
HACHETTE FILIPACCHI



EXPANDING QUEBECOR WORLD'S GRAVURE NETWORK

New gravure capacity in Belgium will allow Quebecor World to give U.K. magazine and retail customers an option to the current single U.K. supplier.

The Charleroi facility is close to chunnel access and will be managed as part of the U.K.

French production will be shifted from Charleroi to Corbeil reducing distribution costs.

Quebecor World is acquiring two binding and distribution facilities located in the Paris region, one of which will be operated in joint venture with Hachette.

                            [EUROPE MAP]

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QUEBECOR WORLD
HACHETTE FILIPACCHI



CONCLUSION

This core account will significantly strengthen our European printing platform for mass circulation magazines and retail inserts.

Hachette will directly benefit from the restructuring of Quebecor World's network in France. By accessing our network of plants, Hachette can reduce lead times and distribution costs.

Combined with the rest of our French and European network, these assets will allow Quebecor World to provide its customers with a unique range of services unmatched in the marketplace.

Quebecor World's European gravure network will provide a unique alternative to U.K. publishers who operate in a captive market.

Quebecor World has enjoyed excellent cooperation to date with the union leadership. The negotiation process is moving forward in a positive manner.

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Quebecor World is pursuing its continental growth with facilities in France,
Spain, Austria, Sweden, Finland, the United Kingdom, and now in Belgium.
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               QUEBECOR WORLD INC.



                  By:       /s/ Marie D. Hlavaty
                            --------------------------------------------------
                  Name:            Marie D. Hlavaty
                  Title:           Vice President, General Counsel & Secretary



Date: September 27, 2001